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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Panoshan Marketing Corp.

 (Exact name of registrant as specified in its charter)

Alberta

86-5545073

 (State of incorporation or organization)

(I.R.S. Employer Identification No.)

Suite 400, 715-5th Avenue S.W., Calgary, Alberta                                                 T2P 2X6

 (Address of principal executive offices)

(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    [X]

Securities Act registration statement file number to which this form relates:

333-118576 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

                                                                                 (Title of Class)

                                                                                 (Title of Class)

Item 1.

Description of Registrant’s Securities to be Registered.

Common Stock

The authorized Common Voting Shares ("Common Stock") of Panoshan Marketing Corp. consists of an unlimited number of shares, of which 18,000,000 shares were outstanding as of April 4, 2006. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors. The approval of proposals submitted to shareholders at a meeting requires a favorable vote of the majority of shares voting. Holders of the Common Stock have no preemptive, subscription, redemption, or conversion rights, and there are no sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common stock are, and the Shares to be transferred in the Distribution will be, fully paid and non-assessable. As of April 4, 2006, Panoshan Marketing Corp. had 91 shareholders of its common stock.

Preferred Stock

Panoshan Marketing Corp. is also authorized to issue an unlimited number of shares of non-voting preferred shares ("Preferred Stock"). The Preferred Stock may be issued in one or more series with such preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and qualifications and rights as Panoshan's Board of Directors may determine. No shares of preferred stock have been ever been issued. Preferred stock can thus be issued without the vote of the holders of common stock. Rights could be granted in the future to the holders of preferred stock which could reduce the attractiveness of Panoshan Marketing Corp. as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of common stock.

Warrants

Panoshan may issue share purchase warrants as the Board of Directors sees fit.  Currently there are 5,400,000 warrants issued and outstanding, which were issued as part of the 5,400,000 Units sold to Puroil.  The currently outstanding warrants are convertible into shares of Common Stock of Panoshan on the basis of two warrants plus $0.05 per share must be tendered for one (1) share of Common Stock of Panoshan.  The warrant exercise period commenced on February 2, 2006 and expires twelve months later from such date.

The Warrants are entitled to the benefit of adjustments in their exercise prices and in the number of shares of Common Stock deliverable upon the exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger.

Panoshan shall have the right to redeem the Warrants at any time prior to their conversion upon not fewer than sixty (60) days written notice to the Warrant holder. Panoshan may call either the Warrants in whole or in part, or may call varying parts of the Warrants at any one time. If a call is made in part, the Warrants called shall be determined by lot. The redemption price for the Warrants shall be $.0001 for each Warrant. The Warrants may only be redeemed by Panoshan at any time after the Common Stock of Panoshan publicly trades at a bid price above $.06 (subject to adjustment) for a period of ten (10) consecutive trading days. Panoshan shall request the Warrant Agent to provide written notice to the registered holders of the Warrants selected for redemption, giving the dates as of which such Warrants shall be deemed. The Warrants called for redemption shall not be exercisable after the redemption date. Payment of the Warrant price shall be made by check payable to the registered holder, thereof, on the books of the Warrant Agent. The foregoing notwithstanding, Panoshan may not call the Warrants at any time that a current registration statement under the Act is not then in effect.

The Warrant Agency Agreement permits Panoshan and the Warrant Agent, without the consent of Warrant holders, to supplement or amend the Warrant Agreement in order to cure any ambiguity, manifest error or other mistake, or to address other matters or questions arising thereunder that Panoshan and the Warrant Agent deem necessary or desirable and that do not adversely affect the interest of any Warrant holder. Panoshan and the Warrant Agent may also supplement or amend the Warrant Agreement in any other respect with the written consent of holders of not less than a majority in the number of the Warrants then outstanding; however, no such supplement or amendment may (i) make any modification of the terms upon which the Warrants are exercisable or may be redeemed; or (ii) reduce the percentage interest of the holders of the Warrants without the consent of each Warrant holder affected thereby.

In order for the holder to exercise a Warrant, there must be an effective registration statement, with a current prospectus, on file with the Securities and Exchange Commission covering the shares of Common Stock underlying the Warrant, and the issuance of such shares to the holder must be registered, qualified or exempt under the laws of the state or province in which the holder resides. Panoshan will use its best efforts to have all shares so registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, subject to the terms of the Warrant Agreement. No fractional shares will be issued upon exercise of the Warrants. However, if a Warrant holder exercises all Warrants then owned or record by him, Panoshan will pay to such Warrant holder, in lieu of the issuance of any fractional share which is otherwise issuable, an amount in cash based on the market value of the Common stock on the last trading day prior to the exercise date.

Dividend Policy

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available and subordinate to the rights of the holders of loan or other financing documents. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Miscellaneous Rights And Provisions

Holders of common stock have no cumulative voting rights, and no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding loan or financing documents.

Item 2.

Exhibits

Number	Description
3.1	Articles of Incorporation.	*
3.2	Bylaws.	*

* Incorporated by reference to the Exhibits filed with Panoshan’s registration statement of Form F-1, filed on August 26, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PANOSHAN MARKETING CORP., an

Alberta Corporation

Date: April 6, 2006

By:  /s/ Jonathan Levine

Name:  Jonathan Levine

Title:    President, CEO

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